INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 27, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File No. 333-122901) on behalf of the Vaughan Nelson Emerging Markets Opportunities Fund and Vaughan Nelson International Small Cap Fund (the “Funds”)

Ladies and Gentlemen:

We previously filed correspondence on November 25, 2019 in response to the comments provided by Mr. Jonathan Grzeskiewicz of the staff of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 1038 to the Registrant’s Form N-1A Registration Statement with respect to the Vaughan Nelson Emerging Markets Opportunities Fund and Vaughan Nelson International Small Cap Fund (each, a “Fund” and together, the “Funds”). This correspondence is being filed for the purpose of providing a corrected fee table and expense example for the Vaughan Nelson International Small Cap Fund; specifically, to reflect corrections to the other expenses of the Fund’s Advisor Class shares. This fee table and expense example will be reflected in Post-Effective Amendment No. 1062 to the Funds’ Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table – Vaughan Nelson International Small Cap Fund

1.	Please provide the completed fee table and expense example for the Fund in correspondence to the Commission one week in advance of filing the Amendment.

Response: The Vaughan Nelson International Small Cap Fund’s completed fee table and expense example, which will be included in the Amendment, is as follows:

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Vaughan Nelson International Small Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Investor Class Shares	Advisor Class Shares	Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases	None	None	None
Maximum deferred sales charge (load)	None	None	None
Wire fee	$20	$20	$20
Overnight check delivery fee	$25	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15	$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.90%	0.90%	0.90%
Distribution (Rule 12b-1) fees	0.25%	None	None
Other expenses (includes shareholder service fees of up to 0.15%)[1]	1.21%	1.21%	1.21%
Total annual fund operating expenses	2.36%	2.11%	2.11%
Fees waived and/or expenses reimbursed[2]	(0.96)%	(0.96)%	(0.96)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]	1.40%	1.15%	1.15%

[1]	“Other Expenses” for Advisor Class shares and Institutional Class shares have been restated to reflect current fees. “Other Expenses” for Investor Class shares have been estimated for the current fiscal year. Actual expenses may differ from estimates.
[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.40%, 1.15% and 1.15% of the average daily net assets of the Investor Class shares, Advisor Class shares and Institutional Class shares, respectively. This agreement is in effect until February 28, 2021, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class shares	$143	$645	$1,173	$2,623
Advisor Class shares	$117	$568	$1,046	$2,365
Institutional Class shares	$117	$568	$1,046	$2,365

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If you have any questions or additional comments, please contact me at (626) 385-5777. Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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